Ellenoff Grossman & Schole LLP
150 East 42nd Street
New York, NY 10017
Telephone: (212) 370-1300
Facsimile: (212) 370-7889
www.egsllp.com

April 27, 2010

Via EDGAR
Mr. Michael Clampitt
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
100 F Street
Washington, DC 20549

Re:	57th Street General Acquisition Corp.
Amendment No.1 to Registration Statement on Form S-l
Filed December 22, 2009
File No. 333-163134

Dear Mr. Clampitt:

On behalf of 57th Street General Acquisition Corp. (“57th Street General Acquisition Corp.”, the “Company”, “we”, “us” or “our”), we are electronically transmitting hereunder our response to the letter received by us from the Securities and Exchange Commission (the “Commission” or “Staff”) dated January 8, 2010 concerning our Amendment No. 1 to our Registration Statement on Form S-1 (“Amendment No. 1”) previously filed on December 22, 2009.  A marked version of Amendment No. 2 to the Registration Statement (“Amendment No. 2”) is enclosed herewith reflecting all changes from the Registration Statement submitted on December 22, 2009.  Capitalized terms used but not defined herein shall have the meaning ascribed to them in Amendment No. 2.  Clean and marked copies of this filing are being sent via hand delivery to Justin Dobbie, Esq.

On January 14, 2010, the Company participated in a teleconference with the Staff to discuss the Staff’s January 8, 2010 comments to Amendment No.1.  Based upon this discussion with the Staff, on January 22, 2010, the Company submitted an interim response (the “First Interim Response”) to the Staff focusing on comments 2 and 4 (which numbered comments are also reproduced below) from the Staff’s January 8th comment letter.  On March 11, 2010, the Company participated in a second teleconference with the Staff to further discuss the First Interim Response.  On March 15, 2010, the Company and its representatives met with the Staff at the Staff’s offices to further discuss the First Interim Response and to attempt to resolve the structural issues raised by the Staff in connection therewith.  On March 22, 2010, at the Staff’s request, the Company submitted a proposal (the “Proposal”) to the Commission outlining a proposed revised structure for its offering, as discussed in the March 15th meeting, in which the Company proposed to conduct the Company’s redemption of common stock in connection with its initial business transaction pursuant to the tender offer rules, in the event the Company enters into a business transaction that does not require stockholder approval.  On March 29, 2010, the Company participated in a third teleconference with the Staff to discuss the Proposal and additional Staff concerns regarding Rule 14e-5 under the Exchange Act, but in which the Staff tentatively approved the tender offer structure outlined in the Proposal pending resolution of the Rule 14e-5 concerns.  In this teleconference, the Staff asked the Company to submit a memorandum on why certain potential investment banking activity in connection with the Company’s business transaction would not be prohibited by Rule 14e-5.  As requested, on April 2, 2010, the Company submitted a memorandum (the “Memorandum”) to the Staff outlining why certain potential activity would not be prohibited by Rule 14e-5.  The Company discussed the Memorandum on a teleconference with the Staff on April 9, 2010, during which the Staff requested a further supplemental response to the Memorandum.  On April 9, 2010, the Company submitted a supplemental memorandum (the “First Supplemental Response”) to the Staff in which the Company explained the term “fundamental investors”, provided more detail about the activities the Company and its advisors may engage in when they identify potential fundamental investors and explained why such activities do not render the fundamental investors “covered persons” under Rule 14e-5.  The Staff discussed the First Supplemental Response on an April 13, 2010 telephone conference, in which the Staff requested a further supplemental response.  On April 16, 2010, the Company submitted a further supplemental response (the “Second Supplemental Response”), in which the Company further supplemented its First Supplemental Response with additional detail regarding potential activity by the Company, its affiliates or advisors outside of a tender offer while a tender offer may be open.  The Staff discussed the Second Supplemental Response with the Company on an April 22, 2010 telephone conference, in which the Staff asked for further clarification on the Second Supplemental Response.  On April 23, 2010, the Company submitted a further supplemental response to the Staff (the “Third Supplemental Response”) in which the Company addressed the Staff’s concern regarding the interpretation of “acting in concert” under Rule 14e-5, and addressed an inconsistency between language in the First Supplemental Response and Second Supplemental Response.  On April 23, 2010, and on April 27, 2010, the Company further discussed the Third Supplemental Response with the Staff.

Based on the above interactions with the Staff, the Company has revised Amendment No. 2 to disclose that, unlike other blank check companies which hold a stockholder vote and conduct proxy solicitations in conjunction with their redemptions or conversions of public shares for cash upon consummation of their initial business transactions, the Company may not hold a stockholder vote unless required by law.  Instead, the Company will conduct the redemptions pursuant to the tender offer rules of the Securities and Exchange Commission, or SEC, and will file tender offer documents with the SEC which will contain substantially the same financial and other information about the initial business transaction and the redemption rights as is required under the SEC’s proxy rules.  If, however, the Company holds a stockholder vote, it will conduct the redemptions like other blank check companies in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules.  The Company will consummate its initial business transaction only if holders of no more than 88% of its public shares elect to redeem their shares and, solely if the Company holds a stockholder vote, a majority of the outstanding shares of common stock voted are voted in favor of the business transaction.

In addition, the Company has changed certain other terms of the offering, including, among others:

•	The Company will register its securities under Section 12 of the Exchange Act;

•	The Company has created an Advisory Board, which is populated by certain of our former directors, including our former Chairman of the Board of Directors, and one of our former directors; and

•	The 10% limitation on redemption rights in connection with the Company’s initial business transaction will not apply if we conduct the redemption pursuant to the tender offer rules.

For your convenience, we have repeated below the Staff’s January 8, 2010 comments in bold and have followed each comment with the Company’s response.

General

1.	We note that there are a number of instances in which the disclosure in the prospectus is blank or in brackets. Please revise accordingly or tell us when you intend to do so.

The Company notes the Staff’s comment, and has attempted to populate the blanks throughout the document.

2.
We note your response to comment 2 in our letter dated December 11, 2009. Please expand your prior response to discuss how you determined that providing your stockholders with an opportunity to exercise their put rights does not constitute an offer to buy or sell your securities, or both. For example, please explain why the repurchase aspect of the opportunity does not constitute an offer to buy. In addition, please explain why the opportunity is not an offer to sell the securities again in light of the fact that the stockholder must decide once again whether to be a stockholder of the company. Please discuss whether your stockholders should be provided with the information required to be disclosed in a transaction registered under the Securities Act when faced with an investment decision between choosing to become a stockholder of the post-transaction company by retaining the security and choosing to put the security to the company for cash. Given the nature of the company’s operations before and after the business combination transaction, please consider whether offering the put right opportunity is akin to offering to sell a new security. Please note that based on your response, we may have further comment.

After discussions with the Staff, as set forth above in more detail, the Company has revised Amendment No. 2 to disclose, in connection with its initial business transaction,  the Company’s intention to redeem shares of its public stock pursuant to the tender offer rules, or alternatively, hold a stockholder vote and redeem shares of its public stock by means of a traditional proxy solicitation.

3.
We note your response to comment 3 in our letter dated December 11, 2009. Please tell us, with a view towards revised disclosure, if the company’s securities will continue to be quoted on the OTC Bulletin Board in the event that the company’s reporting obligations under Section 15(d) of the Exchange Act are automatically suspended.

After discussions with the Staff, the Company has revised Amendment No. 2 throughout to delete all such references.  The Company intends to file a Form 8-A to register its securities under Section 12 of the Exchange Act.

. 4.
We note your response to comment 4 and disagree with your analysis. We believe that the redemption offering will have some indicia of a tender offer, and will therefore trigger the applicability of Rule 13e-4 and Regulation 14E. For example, we note some of the following characteristics of the redemption:

•
The company will be engaging in an active and widespread solicitation via a Notice document containing “substantially the same information” that would be contained in an information statement on a Schedule 14C.

•	The solicitation will be made for a substantial percentage, i.e., up to 88% of the outstanding shares of the IPO Shares.

•	The right to redeem would only be available for a limited period of time, namely, a minimum of only 15 calendar days.

Moreover, it appears that the 13e-4(h)(l) exemption is not available because the terms and conditions of the redemption, including when the right will be exercisable, are not set f01ih in the certificate of incorporation. Therefore, the comment is reissued in part. Please provide additional analysis as to why you believe the 13e-4(h)(1) exemption would be available for the redemption offering, as well as why you do not believe that the tender offer rules should not apply. Please ensure that your discussion cites to any relevant no-action letters and/or other staff interpretative positions that you believe support your analysis. In the alternative, please confirm that you will satisfy the requirements of Rule 13e-4 and Regulation 14E, including filing a Schedule TO, relating to the redemption offering.

Please see response #2 above.

5.
Article Sixth of the company’s Amended and Restated Certificate of Incorporation provides that provisions (A) through (E) may not be amended prior to the consummation of any Business Transaction. Please revise your disclosure in the “Amendments to our Certificate of Incorporation” section on page 72 to clarify that fact. In addition, provide us with an opinion of counsel that these provisions are valid under Delaware law and that Delaware law allows these provisions to be non-amendable.

As per our discussions with the Staff, we have revised the disclosure on page 72 to indicate that certain provisions of the Company’s charter will not be amended without approval from holders of 65% of the Company’s common stock. We have also added as risk factor on page 25 entitled “Unlike most other blank check companies, the provisions of our amended and restated certificate of incorporation may be amended with the approval of at least 65% of our stockholders” setting forth the associated risk.

6.
We note your response to comment 11 in our letter dated December 11, 2009. However, given the inherent conflict of interest for the insiders in obtaining a favorable vote on any transaction, we again request that you provide an opinion of counsel that, in your circumstances, it is permissible to pay additional consideration to those voting in favor of the transaction under Delaware law.

As per our discussions with the Staff, we have added a risk factor on page 22 entitled “Since our officers and directors will lose their entire investment if we are unable to complete a business transaction, in the event we are required to seek stockholder approval of our business transaction, our intention to pay only holders of our common stock voting in favor of such business transaction a pro rata portion of the interest earned on our trust account may be viewed as a conflict of interest” setting forth the associated risk.

7.
Pursuant to Section 2.1.6 of the Securities Subscription Agreement filed as Exhibit 10.9 to the registration statement, the October 30, 2009 private placement to your sponsor was made in reliance upon the safe harbors provided in Regulation D. Please tell us why the company has not filed a notice of sales on Form D to report this transaction. Refer to Rule 503 of Regulation D.

The Company respectfully advises the Staff that the private placement was made pursuant Section 4(2) of the Securities Act.  While Section 2.1.6 of the Securities Subscription Agreement generally references certain terms as defined in Rule 501(a) and Rule 502 of Regulation D, the subscription agreement does not state that it is relying on the safe harbors of Regulation D.  Accordingly, the Company is not required to file a notice of sale on Form D to report a private placement pursuant to Section 4(2) of the Securities Act.

Cover Page of Prospectus

8.	Please revise the penultimate paragraph to disclose whether or not a market maker has agreed to make a market for the securities and disclose that such market making may be discontinued at any time.

The Company has revised the disclosure on the cover page accordingly.

Conflicts of Interest, page 63

9.
We note your response to comment 26 in our letter dated December 11, 2009. Please confirm, if true, that your disclosure on page 63 regarding Messrs. Levitt, Potter and Berger includes all potential preexisting fiduciary, contractual or other obligations of the company’s officers and directors that may cause them to have a conflict of interest. We note, in that regard, that you have not included disclosure regarding any potential conflicts related to Messrs. Klein and Lapping.

The Company respectfully advises the Staff that it has updated and confirmed the accuracy of the disclosure regarding conflicts on page 63.  In addition, the Company has included a chart clearly setting forth applicable conflicts.  The Company has further revised the disclosure with regards to Messrs. Klein and Lapping on page 62 to indicate that no such conflicts exist.

Underwriting, page 77

10.
You disclose on page 80 that Morgan Joseph may be entitled to a contingent placement fee equal to “up to” 2.5% of the aggregate amount of funds released from the trust account. Please revise to disclose under what circumstances this fee will be less than 2.5%.

The phrase “up to” was intended to indicate that Morgan Joseph may not receive the entire 2.5% contingent fee.  The Company has revised the disclosure to indicate that a contingent fee equal to 2.5% of the aggregate amount of the funds released from the trust account to the Company and/or to a target upon consummation of its initial business transaction will be payable to Morgan Joseph and such other firms, if any, who are instrumental in advising the Company in connection with the consummation of its business transaction.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses   Should you have any questions concerning the foregoing responses, please contact Douglas S. Ellenoff, Esq., Stuart Neuhauser, Esq. or Asim Grabowski-Shaikh, Esq., each  at (212) 370-1300.

Sincerely,

/s/ Ellenoff, Grossman & Schole

Ellenoff Grossman & Schole LLP

cc:	Mark D. Klein
Joel Rubinstein, Esq.
Morgan Joseph & Co. Inc.